WOODSIDE

20 July 2006

06015626

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 20 July 2006:
  - Second Quarter Report for period ended 30 June 2006

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
JUL 31 2006
PROCESSING SECTION
199
WASH., D.C.

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 20 JULY 2006
8:20AM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

SECOND QUARTER REPORT FOR PERIOD ENDED 30 JUNE 2006

Key Points

Production Volume

- The June quarter production volume of 15.6MMboe was 8.8% higher than the previous quarter, largely in response to the first full quarter of Chinguetti production and the improved weather conditions at the North West Shelf operations.
- Q2 2006 production was 1.4% lower than the corresponding period of Q2 2005, due to effects of natural field decline and operational issues (discussed later in this report).

Sales Volume

- Q2 2006 sales volume of 15.4MMboe was 12.2% higher than the previous quarter and 1.9% lower than the corresponding period of Q2 2005.

Revenue

- Record quarterly sales revenue of A$848.0M was 17.8% higher than the previous quarter and 27.2% higher than the corresponding period of Q2 2005. These increases are the result of higher commodity prices and, when compared to the previous quarter, increased production.
- Record first half revenue of A$1,567.9M was 26.3% higher than the previous corresponding period. This increase is the result of higher commodity prices.

Activities

- The North West Shelf Venture and Toho Gas Co. Ltd of Japan signed a heads of agreement for the ongoing supply of LNG beyond 2009.
- In May 2006 Woodside sold its equity in the Kipper gas field (Gippsland Basin) to Santos Ltd.
- Pluto-4 appraisal well confirmed the northern extent of the field. In light of the recent appraisal information and updated interpretations, the current best estimate dry gas contingent resource (excluding inerts, no allowance for future fuel and flare) is 4.1 Tcf.
- The North West Shelf Venture delivered its first cargo to China's first LNG receiving terminal at Guangdong in southern China.
- Woodside's 2006 production target of 76 million barrels of oil equivalent was revised to 72 million barrels in June. The revised target, which is about 5% lower than originally estimated, provides production growth of 21% over last year's production of 59.7 million barrels of oil equivalent.
- Subsequent to the end of the quarter, the Enfield FPSO was reconnected to the riser turret mooring and preparations are well underway to achieve first production shortly.

PRODUCTION SUMMARY

The company's share of production and sales for the quarter ended 30 June 2006 was:

		Q2 2006	Q1 2006	Q2 2005	6 months 2006	6 months 2005
DOMESTIC GAS	Deliveries (av.TJ/d)	263	261	303	262	292
NWSV LIQUEFIED NATURAL GAS (LNG)	Production (t)	490,956	468,325	490,251	959,281	951,203
	Sales Delivered (t)	459,834	461,808	490,574	921,642	954,691
	Cargoes Delivered	47	50	50	97	99
NWSV CONDENSATE	Production (bbl)	1,759,451	1,974,215	2,230,517	3,733,666	4,307,122
	Sales (bbl)	1,767,437	1,893,691	2,248,266	3,661,128	4,353,472
COSSACK OIL	Production (bbl)	1,110,742	750,972	1,570,659	1,861,714	3,105,752
	Sales (bbl)	1,085,523	752,299	1,623,556	1,837,822	3,147,346
NWSV LIQUEFIED PETROLEUM GAS (LPG)	Production (t)	30,094	35,319	33,147	65,413	65,431
	Sales (t)	35,981	31,832	33,899	67,813	68,110
LAMINARIA-CORALLINA OIL	Production (bbl)	1,081,518	895,852	1,312,734	1,977,370	2,160,579
	Sales (bbl)	1,247,865	889,455	1,333,119	2,137,320	2,179,322
LEGENDRE OIL	Production (bbl)	141,191	220,789	429,652	361,980	1,052,848
	Sales (bbl)	0	277,738	284,816	277,738	979,886
MUTINEER – EXETER OIL	Production (bbl)	212,754	288,666	536,513	501,420	537,654
	Sales (bbl)	204,466	307,186	478,726	511,652	478,726
GULF OF MEXICO GAS	Production (MMBtu) [3]	3,138,380	2,189,281	-	5,327,661	-
	Sales (MMBtu) [3]	3,138,380	2,189,281	-	5,327,661	-
GULF OF MEXICO CONDENSATE	Production (bbl) [3]	72,727	49,626	-	122,353	-
	Sales (bbl) [3]	72,727	49,626	-	122,353	-
GULF OF MEXICO OIL	Production (bbl) [3]	3,373	2,183	-	5,556	-
	Sales (bbl) [3]	3,373	2,183	-	5,556	-
Sub Total	**Production (boe)#**	**13,461,976**	**12,856,621**	**15,230,675**	**26,318,597**	**28,819,788**
	Sales (boe)#	**13,232,654**	**12,721,691**	**15,111,126**	**25,954,345**	**28,872,652**

Production Sharing Contract (PSC) Volumes & Risk Sharing Contract (RSC) Derived Volumes

CHINGUETTI OIL (PSC)	Production (bbl) [2]	1,554,022	877,713	-	2,431,735	-
	Sales (bbl) [2]	1,588,836	400,538	-	1,989,374	-
OHANET CONDENSATE ENTITLEMENT (RSC)	Production (bbl) [1]	335,891	349,971	340,769	685,862	671,265
	Sales (bbl) [1]	335,891	349,971	340,769	685,862	671,265
OHANET LPG ENTITLEMENT (RSC)	Production (t) [1]	27,350	28,496	27,747	55,846	54,657
	Sales (t) [1]	27,350	28,496	27,747	55,846	54,657
Sub Total	**Production (boe) #**	**2,113,844**	**1,460,998**	**567,950**	**3,574,842**	**1,118,774**
	Sales (boe) #	**2,148,658**	**983,823**	**567,950**	**3,132,481**	**1,118,774**

TOTAL	**Production (boe) #**	**15,575,820**	**14,317,619**	**15,798,625**	**29,893,439**	**29,938,562**
	Sales (boe) #	**15,381,312**	**13,705,514**	**15,679,076**	**29,086,826**	**29,991,426**

1 RSC derived volumes have been calculated using an oil price of US$24/bbl.

2 PSC volumes have been calculated using provisional pricing for the quarter in accordance with the revised Production Sharing Contract signed on 7 June 2006.

3 Gulf of Mexico production and sales volumes are net of royalties.

Conversion Factors (see page 3)

Conversion Factors

(boe) = barrel of oil equivalent (TJ)= Terajoules (t) = tonne (bbl) = barrel (MMBtu) = Million British Thermal Units

(Mcfg) = thousand cubic feet of gas

Product	Factor		Conversion Factors*
Domestic Gas	1TJ	=	163.6 boe
Liquefied Natural Gas (LNG)	1 tonne	=	8.9055 boe
Condensate	1 bbl	=	1.000 boe
Oil	1 bbl	=	1.000 boe
Liquefied Petroleum Gas (LPG)	1 tonne	=	8.1876 boe
Gulf of Mexico Gas	1 MMBtu	=	0.1724 boe

* *minor changes to some conversion factors can occur over time due to gradual changes in the process stream*

PRODUCTION ACTIVITIES

AUSTRALIA

- **North West Shelf Venture**

Domestic Gas: Production of 545 TJ per day (Woodside share: 263 TJ per day) increased from 529 TJ per day (Woodside share: 261 TJ per day) in the previous quarter due to higher customer demand.

LNG: Production of 32,708 tonnes per day (Woodside share: 5,395 tonnes per day) was higher than the previous quarter of 31,222 tonnes per day (Woodside share: 5,204 tonnes per day) due to higher system availability and increased production due to the cooler seasonal conditions. LNG Train 2 performance has improved following routine maintenance performed during the planned shutdown during May 2006.

Condensate: Production of 81,937 bbl per day (Woodside share: 19,335 bbl per day) was lower than the previous quarter of 93,159 bbl per day (Woodside share: 21,936) due to an 18 day shutdown of Stabiliser 3 for cleaning, and reduced gas rates during the planned LNG Train 2 shutdown.

Cossack Pioneer oil: Production of 73,236 bbl per day (Woodside share: 12,206 bbl per day) was higher than the previous quarter of 50,065 bbl per day (Woodside share: 8,344) due to significantly higher system availability in Q2 following successful repairs to the riser turret mooring and reduced cyclone activity.

The facility has recently successfully completed major subsea infrastructure improvements with the installation of a subsea gas lift system, a second production/gas lift flowline to the Lambert/Hermes field and the tie in of a new infill well, Wanaea-9. Gross production subsequent to the end of the quarter is in excess of 100,000 bbl per day.

LPG: Production of 1,999 tonnes per day (Woodside share: 331 tonnes per day) was lower than the previous quarter of 2,355 tonnes per day (Woodside share: 392 tonnes per day) due to lower condensate rates.

- **Laminaria and Corallina:**

Combined production of 17,812 bbl per day (Woodside share: 11,885 bbl per day) was higher than the previous quarter of 15,163 bbl per day (Woodside share: 9,954) due to good Corallina well performance and high system availability. Repairs to Laminaria-8 were completed during June and repairs to Laminaria-2 are underway and should be completed by August 2006. As noted in previous quarter reports these wells have been off-line. Repairs to these two wells should lift gross production to around 26,000 bbl per day, followed by a resumption of natural field decline.

- **Legendre:**

Production of 3,377 bbl per day (Woodside share: 1,552 bbl per day) was lower than the previous quarter of 5,338 bbl per day (Woodside share: 2,453) due to natural field decline and a major planned maintenance shutdown from mid May to mid June 2006. Production has since risen to a gross rate above 7,000 bbl per day and will be subject to natural field decline.

- **Mutineer-Exeter:**

Production of 28,512 bbl per day (Woodside share: 2,338 bbl per day) was lower than the previous quarter of 39,115 bbl per day (Woodside share: 3,207) due to natural field decline and planned and unplanned field shut-downs. The first of three production wells planned to be drilled in 2006 was successfully tied-in and commenced production on 20 June 2006, significantly increasing production toward the end of the quarter. At the end of the quarter the fields were producing in excess of 55,000 bbl per day (gross) and will be subject to natural field decline.

AFRICA

- **Mauritania - Chinguetti:**

  Gross production of 41,549 bbl per day (Woodside share: 17,077 bbl per day) was lower than the previous quarter of 59,247 bbl per day (Woodside share: 24,381). Natural decline in production from Chinguetti is expected to continue in 2006 unless further well intervention takes place. At the beginning of July gross production was around 37,000 bbl per day. Given the lower than expected production from the Chinguetti field to date, the reserves for this field are under review. Several initiatives, such as infill drilling and high resolution seismic are being considered and these, together with a revision of the geological and reservoir models, will enable an update of the development plan for the entire field.

  Gross production of 3,787,632 bbl was achieved for the quarter. Woodside's quarterly production entitlement of 1,554,022 bbl is determined in accordance with the terms of the Production Sharing Contract with the Islamic Republic of Mauritania.

- **Algeria - Ohanet:**

  The Ohanet Joint Venture received its full revenue entitlement of US$13.4 million for the three months from April to June 2006 which equates to 335,891 bbl of condensate and 27,350 tonnes of LPG. These derived volumes were calculated using an oil price of US$24 per bbl.

UNITED STATES

- **Gulf of Mexico:**

  Woodside's estimated share of production during the quarter at 76,100 bbl of liquids and 3,138,380 MMBtu (2,919 MMcfe) of gas was higher than the previous quarter of 51,809 bbl of liquids and 2,189,281 MMBtu (2,037 MMcfe) of gas respectively. These volumes were produced from 15 fields in the Gulf of Mexico.

  Operational delays, such as the inability to secure equipment and services due to the current market conditions in the Gulf of Mexico, have deferred production at Mustang Island 804 and reduced production at Galveston 210. Increased contribution of approximately 21 MMcfe per day (Woodside's share) is anticipated from these projects commencing in July 2006.

  During Q2 2006, production was established at Brazos A039 "Midway" and Galveston 298. Brazos A039 began producing in April and was producing at a gross rate of 2.9 MMcfe per day (1.4 MMcfe per day Woodside share) at the end of June. Galveston 298 came onstream in mid May and at the end of Q2 2006 had a gross production rate of 7.3 MMcfe per day (6.0 MMcfe per day Woodside share).

  At the end of the second quarter Gulf of Mexico production was averaging 38 MMcfe per day and 940 bbl of liquids per day.

DEVELOPMENT ACTIVITIES

AUSTRALIA

- **North West Shelf Venture**

  LNG Phase V Expansion Project: To date approximately 80% of the project's approved budget has been committed. Throughout Q2 2006 the Piping Pre-fabrication and New Workshop contracts were awarded and a letter of intent was issued for the Mechanical Construction contract. In Q3 2006 it is planned to award the outstanding major contracts including Electrical and Instrumentation and Scaffolding. Current activities include engineering and procurement pre-fabrication, site preparation and civil foundation. The project is on schedule for first shipment in Q4 2008. Due to increasing cost pressures a comprehensive cost review has been initiated and is expected to be completed in Q3 2006.

  Perseus over Goodwyn Project: Engineering and procurement activities are progressing to schedule for a Q2 2007 start-up. Subsea materials and equipment fabrication works are progressing with all deliveries forecast ahead of installation requirements.

  Goodwyn Low Pressure Train Project: Work is progressing towards a Q4 2006 start-up. All scheduled May 2006 shutdown activities were successfully completed and commissioning activities are progressing as planned.

  Angel Project: Engineering, procurement and contracting activities are progressing to schedule. Work has commenced at both the jacket fabrication site in China and the topsides fabrication site in Malaysia. The contract for jacket installation and pipeline/flowline installation was awarded in June to McDermott International Australia.

- **Otway Gas Project:** The project execution is well advanced with start-up scheduled for Q4 2006. Platform construction activities are nearing completion and offshore commissioning activities have commenced. Offshore drilling activities and Onshore Gas Plant installation works are progressing.

- **Enfield Oil Project:** The drilling campaign was successfully completed during May 2006 and rectification work required to the Floating Production Storage and Offload vessel (FPSO) linear winch wire was completed in early July. On 14 July, the FPSO was reconnected to the riser turret mooring and preparations are well advanced to achieve first production shortly, well ahead of the Q4 2006 target and within budget.

- **Stybarrow Oil Project:** The project remains on schedule for a start-up in 2008.

- **Vincent Oil Project:** Engineering, procurement and contracting activities are progressing in accordance with the schedule. The FPSO contract has been awarded to MAERSK and negotiation of the subsea installation scope is underway.

- **Pluto:** Pluto-4 appraisal well confirmed the northern extent of the field. In light of the recent appraisal information and updated interpretations, the current best estimate dry gas contingent resource (excluding inerts, no allowance for future fuel and flare) is 4.1 Tcf. This represents a 14% increase over the previously reported number (3.6 Tcf). The offshore and onshore design concept has been selected for the Pluto LNG development. Foster Wheeler Worley Parsons has been appointed to undertake additional onshore studies ahead of Pluto commencing front end engineering and design later this year. Land leases have been issued by the WA government to support ongoing development studies over the main Pluto development sites within the Burrup Industrial Estate. Environmental and heritage approval processes are continuing. The project remains on schedule for delivery of first LNG to Tokyo Gas and Kansai Electric by end 2010.

- **Browse:** Drilling commenced in June on Brecknock-3, the first of four planned appraisal wells for 2006. The well was spudded on 9 June 2006 and was still drilling at end Q2. During the second quarter a number of field studies and technical studies were undertaken to support concept selection, currently scheduled for 2007.

UNITED STATES – Gulf of Mexico

- **Atwater Valley 618 - 'Neptune Project'** (Woodside 20% working interest, 17.5 % net revenue interest).

  Development and fabrication has commenced. The project is estimated to be 30% complete. Drilling activity commenced during June 2006. The project is expected to deliver first oil during late 2007.

- **Brazos A039 - 'Midway Project'** (Woodside 50 % working interest, 47.75% net revenue interest)

  The Midway development was completed during Q2 2006. The operator, Pioneer, set the deck, hooked up the well and established first production in mid April 2006. The well is being produced at a reduced rate of 1.4 MMcfe per day (Woodside share) due to high hydrogen sulphide concentrations.

- **Breton Sound 41 B-7** (Woodside 30.30 % working interest, 23.86% net revenue interest)

  The B-7 development well, spudded in Q1 2006, was drilled to a total depth of 3,838 metres and placed on production in May 2006 at 0.5 MMcfe per day (Woodside share). Opportunities to enhance production are being evaluated.

- **Breton Sound 41 B-8** (Woodside 100 % working interest, 80.33% net revenue interest)

  The B-8 well was drilled and deemed successful in Q2 2006. First production is expected in August 2006 at 3 MMcfe per day (Woodside share).

- **Galveston 298** (Woodside 100% working interest, 82.30% net revenue interest)

  Pipeline hook-up was completed during the quarter. Production was initially limited due to pipeline freezing problems, but the operational issues have been resolved and production is flowing at 6 MMcfe per day (Woodside share).

- **Galveston 210** (Woodside 16.67 %, working interest, 13.39% net revenue interest)

  Production has been limited due to capacity constraints of existing pipeline. The platform (deck & jacket) has been set and the pipeline expansion was completed during the quarter. Work to connect the pipeline at the jacket is underway and is expected to be completed in late July 2006. The estimated increase in flowrate is over 1.0 MMcfe gas per day (Woodside share).

- **High Island 52** (Woodside 50% working interest, 35.17% net revenue interest)

  The HI 52 C-3 development well was drilled at the end of Q1 2006 to a total depth of 4,061 metres and went on production in April at 7.5 MMcfe per day (Woodside share).

- **High Island 131** (Woodside 25% working interest, 20.3% net revenue interest)
The HI 131 #2 well was drilled and deemed successful in Q2 2006. Development operations, including platform and pipeline installation, commenced in mid June. First production is expected in Q3 2006 at an initial rate of 5.7 MMcfe per day (Woodside share).

- **High Island-A341** (Woodside 40% working interest, 31.73% net revenue interest)

  Mariner (operator) spudded a second well (#B-2) in late April after installation of the platform. The pipeline is being laid with a forecast flow rate of 6 MMcfe per day (Woodside share) starting in Q3 2006.

- **Mustang Island 804 - 'Mustang Island'** (Woodside 75% working interest, 62.25% net revenue interest)

  Final commissioning of the gas pipeline was completed in mid July. First production commenced shortly thereafter following modifications and repairs to the production facilities. Expected flow rates are around 20 MMcfe per day (Woodside share).

- **Vermilion 16/17 – 'King Kong #3'** (Woodside 20% working interest, 16.7% net revenue interest)

  King Kong #3 was completed as a producer in the shallower development horizons. The exploration target in the well was deemed unsuccessful. The well was brought onstream in late-April at a gross rate of 10 MMcf per day and 325 bbl of condensate per day.

- **West Cameron 254** (Woodside 100% working interest, 81.3% net revenue interest)

  The WC 254 #1 appraisal well, located in West Cameron Block 254, was drilled by the "Todco 201" drilling rig. It was logged, plugged and abandoned during the quarter. The well was drilled to a total depth of 2,240 metres and was deemed unsuccessful.

EXPLORATION AND APPRAISAL ACTIVITIES

Exploration or appraisal wells drilled during Q2 2006 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Goodwyn-10 / 10A	Dampier, WA-5-L	Gas	16.67	13 March	3,310	Successful appraisal
Thylacine South-1 ⁿ	Otway, T/30P	Gas	51.55	17 March	3,245	Gas discovery
Pluto-4	Carnarvon, WA-350-P	Gas	100.00	28 April	3,622	Successful appraisal
Dixon-2	Carnarvon, WA-9-R	Oil	33.34	26 May	3,739	Successful appraisal
Brecknock-3	Browse, WA-32-R	Gas	50.00	9 June	3,977#	Drilling at end of quarter
Pemberton-1	Carnarvon, WA-28-P	Gas	15.78	15 June	3,326	Gas discovery
AFRICA						
A1-NC209	Libya, NC209	Oil	45.00	3 March	4,219	Oil discovery
A1-NC210	Libya, NC210	Oil & gas	45.00	31 May	1,042	Drilling at end of quarter
ODC-1*	Algeria, 401D	Oil	26.25	14 June	3,170#	Drilling at end of quarter
UNITED STATES						
Claymore-1*	GoM, AT140	Oil	10.00	22 January	7,620	Gas discovery
Claymore-1ST*	GoM, AT140	Gas	10.00	19 May	5,486#	Appraisal sidetrack, drilling at end of quarter
King of the Hill-2	GoM, HI131	Gas	25.00	28 January	4,968	Gas discovery
Wesson-1	GoM, MU771L	Gas	38.00	6 February	5,750	Unsuccessful
WC297-1	GoM, WC297	Gas	75.00	28 March	4,724	Unsuccessful
BS41 B8	GoM, BS41	Gas	75.00	22 April	3,650	Gas discovery
Nickajack-1	GoM, WC56	Gas	100.00	8 June	3,048	Unsuccessful

Proposed total depth
^ Reported depths referenced to the rig rotary table
* Not operated by Woodside
ⁿ Deviated well, surface location in production licence T/L 2

AUSTRALIA

Goodwyn-10 / 10A

The **Goodwyn-10** appraisal well, located in WA-5-L approximately 1.2 km south west of the Goodwyn-1 discovery well, was spudded on the 13 March 2006. **Goodwyn-10A** was spudded on 23 March 2006 and was plugged and abandoned as planned with rig release on 25 April 2006. Well results confirmed expectations and successfully delineated an undeveloped reservoir.

Thylacine South-1

The **Thylacine South-1** well, with surface location in production licence T/L2, was spudded on 17 March 2006. The well targeted an exploration prospect in T/30P and reached a total depth of 3,245 metres. The well encountered a gross section of approximately 223 mTVD of gas saturated sandstones. Two separate gas pools are interpreted to be present from the pressure data obtained in the well. It is planned to develop the upper pool in Q3 2006 by drilling a deviated development well from the Thylacine platform as part of the current Otway Development project. The deeper pool is considered non-commercial.

Pluto-4

The **Pluto-4** appraisal well, located in WA-350-P approximately 6 km north east of the Pluto-1 discovery well in approximately 971 metres of water, was spudded on 28 April 2006. The well was abandoned as planned and the rig released on 31 May 2006.

Preliminary formation evaluation indicates that the well intersected stratigraphic intervals as expected. Well results confirmed expectations and successfully delineated the northern extent of the field.

Dixon-2

The **Dixon-2** appraisal well, located in WA-9-R approximately 1 km east of the Dixon-1 discovery well, was spudded on 26 May 2006. The well was abandoned as planned and the rig released on 14 June 2006. Preliminary formation evaluation indicates that the well intersected a gross hydrocarbon column of around 86 metres. The significance and economic viability of this result is still being evaluated.

Brecknock-3

The **Brecknock-3** appraisal well, located in WA-32-R approximately 5.4km north of the Brecknock-2 well in 649 metres of water, was spudded on 9 June 2006. The well is currently drilling and had reached a depth of 3,352 metres on 28 June 2006. Planned total well depth is 3,977mMDRT.

Pemberton-1

The **Pemberton-1** exploration well, located in WA-28-P, was spudded on 15 June 2006 and reached a total depth of 3,326 metres. The well encountered a 65.5 metres gross gas column in good quality reservoir sands in the Mungaroo Formation. Gas samples were recovered to surface for analysis and the well was plugged and abandoned as planned.

LIBYA

A1-NC209

The **A1-NC209** exploration well, located in NC209 in the Sirte Basin, onshore Libya, was spudded on 3 March 2006. The well is located approximately 1,000 km east of Tripoli and 30 km north of the producing Bu Attifel Oil Field. During the quarter the well reached a total depth of 4,219 metres. Logs indicated the well had encountered hydrocarbons and a production test confirmed the presence of an oil column. The well has been suspended. Further work will be required to evaluate the significance of this oil discovery.

A1-NC210

The **A1-NC210** exploration well, located in NC210 in the Murzuq Basin, onshore Libya, was spudded on 31 May 2006. The well had reached a total depth of 1,042 metres at the end of the quarter. Logs suggest the presence of hydrocarbons and evaluation continues.

Subsequent to quarter end, logs confirmed the presence of a gas column. A production test flowed 5.5 MMscfd of gas, through a 52/64 inch choke. The absolute flow rate is calculated to be 19.9 MMscfd.

ALGERIA

ODC-1

The **Ouardat Cherguia-1 (ODC-1)** exploration well located in the Algeria block 401D approximately 7.5 km north east of the RERN Field, was spudded on 14 June 2006. At the end of the quarter, ODC-1 was drilling ahead at a depth of 721 metres.

UNITED STATES – Gulf of Mexico

Atwater Valley 140-1 & 1ST – 'Claymore Prospect'

Kerr McGee (operator) announced in early May that the well encountered more than 45 metres of net pay in multiple zones in a sub-salt target. An appraisal sidetrack, spudded 19 May 2006 and drilling at end of quarter, is targeting a location 1,400 metres to the north east of the discovery well to test the down-dip limit of the reservoir.

High Island Block 131- 'King of the Hill Prospect'

The King of the Hill-2 well, located in the High Island Block 131, was spudded on 28 January 2006. The well reached a total depth of 4,968 metres and encountered a gross pay interval of approximately 60 metres. Completion operations for production commenced on 9 April 2006.

Mustang Island 771L - 'Wesson Prospect'

The Wesson-1 well, located in Mustang Island Block 771, was spudded 6 February 2006. During the quarter the well reached a total depth of 5,331 metres and was unsuccessful.

West Cameron Block 297

The WC 297-1 well, located in West Cameron Block 297 was spudded on 28 March 2006. It reached a total depth of 4,724 metres and was unsuccessful. The well was subsequently plugged and abandoned.

Breton Sound 41 B-8

The B-8 exploration well, located in Breton Sound Block 41, was spudded on 22 April 2006. During the quarter the well reached a total depth of 3,650 metres and encountered a gross gas interval of approximately 10 metres. Completion operations for production commenced on 13 June 2006.

West Cameron 56 - 'Nickajack Prospect'

The Nickajack-1 well, located in West Cameron Block 56 was spudded on 8 June 2006. During June the well was drilled to its target depth and was unsuccessful.

Seismic surveys conducted during Q2 2006 were:

Location	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
AUSTRALIA			
Carnarvon	Willem	3D	1,810 – completed
Otway	Aragorn	3D	1,200 - completed
Carnarvon	CVSN06 Mutineer Exeter*	3D	310 – in progress
AFRICA			
Libya	NC207	2D	2,064 - completed
Libya	NC206	2D	963 – in progress
Algeria	Ksar Hirane, Block 408a/409*	2D	1,300 – completed

* Not operated by Woodside.

Exploration or appraisal wells planned to commence in Q3 2006:

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
AUSTRALIA						
Huntsman-1	Carnarvon, WA-297-P	Gas	25.17	1,470	4,350	Exploration, 360km north east of the North Rankin platform.
Xena-1	Carnarvon, WA-350-P	Gas	100.00	178	3,485	Exploration
AUSTRALIA / TIMOR SEA						
Kuda Tasi-3	Timor Sea, JPDA 03-01	Oil	40.00	400	3,500	Appraisal
AFRICA						
A1-NC205	Libya, Sirte Basin	Oil & Gas	45.00	onshore	2,450	Exploration
Atshan 7	Libya, Murzuq Basin	Oil & Gas	Study area	onshore	1,127	Appraisal

Well Name	Basin / Area	Target	Woodside's Interest (%)	Water Depth (metres)	Proposed Total Depth^ (metres)	Remarks
Colin-1	Mauritania, PSC A	Oil	53.85	180	2,400	Exploration
TBA	Mauritania, PSC Block 7	Oil	15.00	1,300	4,500	Exploration
KEN-1	Algeria, 401D	Oil	26.25	onshore	3,000	Exploration, 27km north east of El Borma Field
NORTH AMERICA						
Power Play-2*	GoM, GB302	Oil	20.00	706	6,706	Exploration
Blackwater Shallow	GoM, GC246	Oil	24.99	884	6,096	Exploration

^ Reported depths referenced to the rig rotary table

* Not operated by Woodside

PERMITS AND LICENCES

Permits acquired or disposed of and licences awarded or relinquished during the quarter (some transactions may be subject to government and regulatory approval):

Region	Permit or Licence Area	Change in Interest (%) Increase or (Decrease)	Woodside's Current Interest %	Remarks
AUSTRALIA				
Carnarvon	WA-254-P (Parts 1, 3 & 4)	24.38	24.38	Permit renewal
Carnarvon	WA-254-P (Part 2)	17.06	17.06	Permit renewal
NORTH AMERICA				
GoM	G27847 / VR29 ; G27906 / EI33 ; G27907 / EI40 ; G27971 / SA7 ; G28002 / MC347 ; G28078 / GC452 ; G28079 / GC453 ; G28028 / MC944	100	100	Lease sale purchase
GoM	G28074 / GC400	50	50	Equity acquisition
GoM	G18403 / GC613	20	20	Equity acquisition
GoM	G25891 / WC297	(25)	75	Equity disposal
GoM	G27233 / VK115	(100)	0	Relinquishment
GoM	G23760 / WC335 ; G24761 / WC495	(50)	0	Relinquishment
GoM	M102437 / GA246L ; M102438 / GA246L	(40)	0	Relinquishment
GoM	G22878 / MC447	(25)	0	Relinquishment
GoM	G22572 / EC41 ; G22535 / WC254 ; G22527 / WC232 ; G22570 / EC35 ; G22573 / EC52 ; G22692 / SS38 ; G22531 / WC244	(100)	0	Lease expiry
GoM	G22661 / EI111	(50)	0	Lease expiry
GoM	G22511 / WC103	(40)	0	Lease expiry
GoM	G22658 / EI69	(37.5)	0	Lease expiry

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

	Q2 2006	Q1 2006	Q2 2005	6 months 2006	6 months 2005
Sales Revenue (A$ millions)					
NWS Domgas & LNG [1]	243.7	250.8	227.9	494.5	446.2
Condensate	154.9	157.2	153.0	312.1	294.6
Cossack Oil	105.0	63.1	110.1	168.1	209.2
Liquefied Petroleum Gas	23.9	30.1	16.4	54.0	33.3
Laminaria Oil	111.2	71.2	86.9	182.4	127.6
Legendre Oil	-	28.2	23.9	28.2	65.4
Mutineer Exeter Oil	18.4	30.7	30.5	49.1	30.5
Ohanet Condensate	10.8	11.5	10.7	22.3	20.8
Liquefied Petroleum Gas	7.3	7.6	7.1	14.9	13.9
Gulf of Mexico Gas[2]	31.9	31.3	-	63.2	-
Condensate[2]	6.6	4.9	-	11.5	-
Oil[2]	0.3	0.3	-	0.6	-
Chinguetti Oil	134.0	33.0	-	167.0	-
Total	**848.0**	719.9	666.5	**1,567.9**	1,241.5
Exploration and Evaluation Expenditure (A$ millions)					
Exploration					
Expensed	104.5	114.9	32.9	219.4	77.4
Capitalised[3,4]	91.5	27.7	51.3	119.2	54.7
Evaluation					
Expensed	5.0	5.0	27.8	10.0	27.8
Capitalised[4]	66.1	90.1	17.9	156.2	55.6
Total	**267.1**	237.7	129.9	**504.8**	215.5
Capital Expenditure (A$ millions)					
Oil & Gas Properties[4,5]	375.1	320.0	252.2	695.1	591.8
Other Property, Plant & Equipment	11.7	0.7	0.5	12.4	0.6
Total	**386.8**	320.7	252.7	**707.5**	592.4

1 Sales revenue excludes realised and unrealised gains/losses on embedded derivatives. Where applicable, 2005 prior quarter comparatives have been restated subsequent to the release of IFRIC (D15), which provided further guidance on the treatment of embedded derivatives under AASB 139.

2 Gulf of Mexico revenue has been reported net of royalties and net of any realised gain/loss on effective hedges. Additionally, some hedges in place at the time of the Gryphon acquisition have been deemed ineffective under IFRS accounting standards. Accordingly, the realised component of these hedges has not been reflected in sales revenues.

3 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

4 Projects which have achieved Final Investment Decision, result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

5 The Chinguetti Project bonus of A$73.6m was capitalised in Q2 2006 in accordance with group accounting policy.